Exhibit 99.7
Worldwide Pipeline Rehabilitation	17988 Edison Avenue Chesterfield, MO 63005 www.insituform.com	David F. Morris Senior Vice President, General Counsel & Chief Administrative Officer Phone: 636-530-8020 Fax: 636-530-8701 E-mail: dmorris@insituform.com

February 15, 2008

VIA E-MAIL, FACSIMILE AND FEDERAL EXPRESS

Mr. Matthew J. Diserio, President
Mr. Disque D. Deane, Jr., Chief Investment Officer
Water Asset Management, LLC
425 Park Avenue, 27th Floor
New York, New York  10022

Dear Messrs. Diserio and Deane:

I confirm receipt of your letter of February 8, 2008.  On behalf of the Corporate Governance & Nominating Committee (the “Nominating Committee”) of Insituform Technologies, Inc. (the “Company”), I am writing to express our disappointment over your decision to decline the Nominating Committee’s invitation to interview the nominees (the “TRF Nominees”) of TRF Master Fund (Cayman) LP (“TRF”) to stand for election to the Board of Directors of the Company (our “Board”).

Our Board believes that its obligation is to direct the business and affairs of the Company in a manner that serves the best interests of all the Company’s stockholders and in a manner that maximizes shareholder value.  Your agenda of immediately ending the search for a permanent CEO and pursuing strategic alternatives, including the possibility of a sale of the Company, may be one, but not the only or best, way to maximize shareholder value.  Thus, we believe that the views of the TRF Nominees on other alternatives available to the Company are relevant both to the Nominating Committee and the Company’s stockholders.  Even in the event the Board were to pursue a sale of the Company, there is no guarantee of its success and the Company’s directors must ensure that the Company is equipped and prepared to run its business during any interim period, as well as in the long-term.

With respect to your request to meet with our Board, our chairman has met with you earlier, and members of our Board are prepared to meet with you in the near future, to share our views and discuss the future of the Company.

    Sincerely,

    INSITUFORM TECHNOLOGIES, INC.

    By:           David F. Morris
                     Senior Vice President, General Counsel
             and Chief Administrative Officer

cc:           Board of Directors